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                                                              EXHIBIT 99.(a)(7)

FOR IMMEDIATE RELEASE                       Contact: Douglas Donsky
                                                     Principal Communications
                                                     (212) 303-7608

                KAPSON SENIOR QUARTERS, LAZARD FRERES AFFILIATE
                            AMEND MERGER AGREEMENT

WOODBURY, N.Y., February 24, 1998 -- Kapson Senior Quarters Corp. (NASDAQ:
KPSQ) and Prometheus Senior Quarters LLC, an affiliate of Lazard Freres Real Estate Investors, LLC, today announced that they have amended their previously announced plan of merger. Under the amended agreement a subsidiary of Prometheus will commence a tender offer within five business days to acquire all of the outstanding shares of Kapson at $14.50 per share in cash and all of the outstanding shares of preferred stock at $27.93 per share in cash.

The offer would be subject to certain customary conditions including a minimum condition relating to the tender of shares of common and preferred stock representing a majority of the outstanding shares of common stock on a fully diluted basis. Certain shareholders of Kapson beneficially owning approximately 54% of the outstanding common stock (approximately 33% on a fully diluted basis) have agreed to tender their shares in the offer. The offer is expected to close in approximately 30 days unless extended.

The transaction was unanimously approved by the Board of Directors of Kapson.

Kapson Senior Quarters Corp., founded in 1972, owns, manages and/or operates 23 assisted living facilities with 2,510 units in Connecticut, New Jersey, New York and Pennsylvania. The company, based in Woodbury, Long Island, currently has another 11 facilities under construction with 1,264 units and 18 facilities under development with 2,271 units in its current markets, as well as in North Carolina and South Carolina. The company's initial public offering occurred in September 1996 at $10.00 a share.

Lazard Freres Real Estate Investors, LLC is the real estate investment affiliate of Lazard Freres & Co. LLC, a leading global investment bank. Lazard manages several real estate investment funds including the LF Strategic Realty Advisors, LP, a strategic investment program capitalized with approximately $2 billion in equity capital. Since its inception, Lazard has acquired sizable investment stakes in a select group of leading real estate-related operating companies, including Alexander Haagen Properties, Inc.; American Apartment Communities; ARV Assisted Living, Inc.; Bell Atlantic Properties (renamed Atlantic American Properties Trust); Dermody Properties; The Fortress Group; RF&P Corporation (renamed Commonwealth Atlantic Properties); and The Rubenstein Company, LP.

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  This announcement is neither an offer to purchase nor a solicitation of an offer to sell these securities. The Offer is made only by the Offer to Purchase and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from) holders of Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities laws of such
          jurisdiction. In those jurisdictions where securities laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the
               Offeror by Lazard Freres & Co. LLC or one or more
                    registered brokers or dealers licensed
                     under the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
                   All Outstanding Shares of Common Stock and
                 $2.00 Convertible Exchangeable Preferred Stock

                                       of

                          Kapson Senior Quarters Corp.

                                       at

                    $14.50 Net Per Share of Common Stock and
                    $27.93 Net Per Share of $2.00 Convertible
                          Exchangeable Preferred Stock

                                       by

                          Prometheus Acquisition Corp.

                          a wholly owned subsidiary of

                        Prometheus Senior Quarters, LLC

     Prometheus Acquisition Corp. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Prometheus Senior Quarters, LLC, a Delaware limited liability company ("Parent"), is offering to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), and all outstanding shares of $2.00 Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Preferred Stock" and, together with the Common Stock, the "Shares"), of Kapson Senior Quarters Corp., a Delaware corporation (the "Company"), at a purchase price of $14.50 per share of Common Stock (the "Common Stock Offer Price") and $27.93 per share of Preferred Stock (the "Preferred Stock Offer Price"), in each case net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the applicable Letter of Transmittal relating to such Shares (which, as either may be amended or supplemented from time to time, collectively constitute the "Offer").
     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MARCH 27, 1998, UNLESS THE OFFER IS EXTENDED.
     The Offer is being made pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of February 23, 1998 (the "Merger Agreement"), among Parent, the Offeror and the Company, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Offeror will be merged with and into the Company (the "Merger"), the separate existence of the Offeror will cease and the Company will continue as the surviving corporation following the Merger (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by any subsidiary of the Company, Shares owned by the Offeror or Parent or Shares with respect to which appraisal rights are properly exercised under the DGCL (the "Dissenting Shares")), will be converted into and represent the right to receive, in the case of the Common Stock, the Common Stock Offer Price, and in the case of the Preferred Stock, the Preferred Stock Offer Price, in each case in cash without interest.
     The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the Expiration Date (as hereinafter defined) that number of shares of Common Stock representing at least a majority of the outstanding shares of Common Stock on a fully diluted basis, and for the purpose of the satisfaction of such condition, the tender of each share of Preferred Stock will be deemed to be the tender of 1.92604 shares of Common Stock and (2) satisfaction of certain other terms and conditions. See Sections 1 and 15 of the Offer to Purchase.
     The Board of Directors of the Company has unanimously approved the Offer and the Merger, has determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.
     Subject to the terms of the Merger Agreement and applicable law, the Offeror expressly reserves the right in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open for any reason by giving oral or written notice of such extension to the Depositary (as defined in the Offer to Purchase) and by making a public announcement of such extension. Under no circumstances will interest on the purchase price for Shares be paid by the Offeror. Any such extension of the period during which the Offer is open will be followed by public announcement thereof by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such Shares. Without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror will have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a release to the Dow Jones News Service or as otherwise may be required by law.
     For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn, if and when the Offeror gives oral or written notice to the Depositary of the Offeror's acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares tendered pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Offeror and transmitting such payment to validly tendering stockholders. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facilities (as defined in the Offer to Purchase), pursuant to the procedures set forth in the Offer to Purchase and timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with all required signature guarantees or, in the case of book-entry delivery of Shares, an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer and any other documents required by the Letter of Transmittal.

     If any of the conditions set forth in the Offer to Purchase that relate to the Offeror's obligations to purchase the Shares are not satisfied by 12:00 Midnight, New York City time, on Friday, March 27, 1998 (or any other time then set as the Expiration Date), the Offeror may, subject to the terms of the Merger Agreement, (1) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (2) subject to complying with applicable rules and regulations of the Securities and Exchange Commission, accept for payment all Shares so tendered and not extend the Offer or (3) terminate the Offer (whether or not any Shares have theretofore been accepted for payment) and not accept for payment any Shares and return all tendered Shares to tendering stockholders. The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, March 27, 1998, unless the Offeror shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date at which the Offer, as so extended by the Offeror, will expire. The Offeror expressly reserves the right in its sole discretion, at any time or from time to time, subject to applicable law and to the terms of the Merger Agreement, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary followed by, as promptly as practicable, a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.
     Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after April 30, 1998. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the type of shares to be withdrawn (i.e., Common Stock or Preferred Stock), the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror, in its sole discretion, and its determination will be final and binding on all parties.
     The information required to be disclosed by Paragraph (e)(1)(vii) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
     The Company has provided the Offeror with the Company's list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letters of Transmittal are being mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.
     The Offer to Purchase and the related Letters of Transmittal contain important information which should be read before any decision is made with respect to the Offer.
     Requests for copies of the Offer to Purchase and the related Letters of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Offeror's expense. Questions and requests for assistance may also be directed to the Information Agent or the Dealer Manager. No fees or commissions will be payable to brokers, dealers or other persons other than the Information Agent, the Dealer Manager and the Depositary for soliciting tenders of Shares pursuant to the Offer.

                     The Information Agent for the Offer is:

                                [MacKenzie Logo]

                                156 Fifth Avenue
                            New York, New York 10010
                          (212) 929-5500 (call collect)
                                       or
                         Call Toll-Free (800) 322-2885


                      The Dealer Manager for the Offer is:

                            LAZARD FRERES & CO. LLC

                              30 Rockefeller Plaza
                            New York, New York 10020
                                 (212) 632-6717
                                 (call collect)
March 2, 1998